

Mail Stop 3561

December 22, 2015

Mr. Brian L. Cantrell
Chief Financial Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue
Suite 400
Tulsa, OK 74119

> **Re: Alliance Resource Partners, L.P.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Response Dated December 3, 2015**
> **File 0-26823**

Dear Mr. Cantrell:

We have reviewed your December 3, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to our prior comments are to comments in our November 3, 2015 letter.

Form 10-K for the Year Ended December 31, 2014

Consolidated Financial Statements
Note 1. Organization and Presentation
Organization, page 79

1. Your response to comment 2 and your proposed disclosures with respect to both the Intermediate Partnership and Alliance Coal, LLC indicate that you are consolidating each of these entities because you or the Intermediate Partnership are the primary beneficiaries of these entities. Given this factor and the significance of these entities to your consolidated financial statements, please revise future filings to include all of the

disclosures outlined in ASC 810-10-50-2AA, 810-10-50-3, and ASC 810-50-5A, as applicable. Please provide us your proposed disclosures. If you believe certain disclosures outlined in the ASC guidance noted above are not applicable, please also explain to us the basis for those conclusions.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions regarding comments on your financial statements and related disclosures.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining